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                               September 27, 2022

       Laura Crossen
       Interim Chief Financial Officer
       Bed Bath & Beyond Inc.
       650 Liberty Avenue
       Union, NJ 07083

                                                        Re: Bed Bath & Beyond
Inc.
                                                            Form 10-K for
Fiscal Year Ended February 26, 2022
                                                            File No. 000-20214

       Dear Ms. Crossen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended February 26, 2022

       Management's Discussion and Analysis and Results of Operations Results of Operations, page 30

   1.                                                   Your quarterly earnings
releases furnished in Form 8-K   s include meaningful
                                                        supplemental
information on revenues and expenses including trends and quantification of key drivers impacting
your results of operations. Please tell us how you considered including such
information in your Form 10-K and Form 10-Q filings. Please ensure that you quantify the key
drivers of changes for each of the factors that you cite in your
                                                        MD&A discussion. Refer
to Item 303(a) and (b) of Regulation S-K.
   2. We note your disclosure on page 30 of supply chain disruptions in the second half of the year. Please specify
whether these challenges have materially impacted your results of operations or capital
resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have
been impacted. Discuss any known trends or uncertainties resulting from mitigation efforts
undertaken, if any. Explain whether any mitigation efforts
                                                        introduce new material
risks, including those related to product quality, reliability, or
 Laura Crossen
Bed Bath & Beyond Inc.
September 27, 2022
Page 2
      regulatory approval of products.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813
with any questions.



                                                          Sincerely,
FirstName LastNameLaura Crossen
                                                          Division of
Corporation Finance
Comapany NameBed Bath & Beyond Inc.
                                                          Office of Trade &
Services
September 27, 2022 Page 2
cc:       Susie A. Kim
FirstName LastName